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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                (Final Amendment)
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       NAVISTAR INTERNATIONAL CORPORATION
                                (Name of Issuer)


                          Common Stock, par value $.10
                         (Title of Class of Securities)


                                    63934E108
                                 (CUSIP Number)

                               John S. D'Alimonte
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 8, 1998
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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SCHEDULE 13D

CUSIP No.

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Navistar International Transportation Corp. Retiree Supplemental Benefit Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           a[ ]
                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                       OO

          5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            ---------------------

                        7.      SOLE VOTING POWER

                                0

                        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
 OWNED BY
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                         0

                       10.      SHARED DISPOSITIVE POWER

                                0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                    [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0

          14.     TYPE OF REPORTING PERSON*
                       EP




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Item 1.     Security and Issuer

          This Final Amendment amends the Schedule 13D dated May 2, 1998 (as amended, the "Schedule 13D") filed by the Reporting Person and relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Navistar International Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 455 North Cityfront Plaza, Chicago, Illinois 60611. Capitalized terms used but not defined herein shall have the meanings given them in the Schedule 13D.


Item 5.     Interest in Securities of the Issuer

          Item 5(a) of the Schedule 13D is hereby amended to state the following:

          As at the close of business on June 8, 1998, the Reporting Person beneficially owned no shares of Common Stock.

          Item 5(c) of the Schedule 13D is hereby amended to state the following:

          On June 8, 1998, upon completion of the offering described in the
Schedule 13D dated May 2, 1998, the Trust beneficially held no shares of Class B Stock or Common Stock.

          Item 5(e) of the Schedule 13D is hereby amended to state the following:

          On June 8, 1998, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.




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                                    SIGNATURE


          After reasonable inquiry and to best knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

June 10, 1998

                                              NAVISTAR INTERNATIONAL
                                              TRANSPORTATION CORP. RETIREE
                                              SUPPLEMENTAL BENEFIT TRUST

                                              By:  NAVISTAR INTERNATIONAL
                                                   TRANSPORTATION CORP.
                                                   RETIREE SUPPLEMENTAL
                                                   BENEFIT PROGRAM COMMITTEE



                                                By:   /s/ David Hirschland
                                                      -------------------------
                                                       Name:  David Hirschland
                                                       Title:  Secretary





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